                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                     OFI Tremont Core Strategies Hedge Fund
                                (Name of Issuer)

                     OFI Tremont Core Strategies Hedge Fund
                      (Name of Person(s) Filing Statement)

                          Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    67084K103
                      (CUSIP Number of Class of Securities)

                             Lisa I. Bloomberg, Esq.
                           Two World Financial Center
                         225 Liberty Street, 11th Floor
                          New York, New York 10281-1008
                                 (212) 323-0560
    (Name, Address and Telephone Number of Person Authorized to Receive
  Notices and Communications on Behalf of the Person(s) Filing Statement)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------------------------
Transaction Valuation: $85,204,924.07a         Amount of Filing Fee: $3,348.55b
--------------------------------------------------------------------------------------------------------------------

(a) Calculated as the estimated aggregate maximum purchase price for fifty percent of the Issuer's outstanding shares of beneficial interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of August 31, 2008.

(b) Calculated at 0.00003930 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        -----------------------------------------------
Form or Registration No.:
                         ----------------------------------------------
Filing Party:
              ---------------------------------------------------------
Date Filed:
            -----------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [  ]  third-party tender offer subject to Rule 14d-1.
   [ x]  issuer tender offer subject to Rule 13e-4.
   [  ]  going-private transaction subject to Rule 13e-3.
   [  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1:         SUMMARY TERM SHEET

The information required by Item 1 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:         SUBJECT COMPANY INFORMATION

There is no established primary or secondary trading market for the securities.
As of August 31, 2008, the number of outstanding shares of beneficial interest of the Fund were 210,130.413. Other information required by Item 2 is incorporated by reference to the Repurchase Offer Notice (Exhibit (a)(1)(ii))
and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3:         IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is OFI Tremont Core Strategies Hedge Fund (the
"Fund"). The Fund's address is 6803 South Tucson Way, Centennial, Colorado
80112, and the Fund's telephone number is 1.800.858.9826. The investment adviser of the Fund is OppenheimerFunds, Inc., which is located at Two World Financial
Center, 225 Liberty Street, New York, New York 10281-1008 (the "Adviser"). The
sub-adviser is Tremont Partners, Inc., which is located at Corporate Center at
Rye, Suite C-300, 555 Theodore Fremd Avenue, Rye, New York 10580 (the
"Sub-Adviser"). The distributor is OppenheimerFunds Distributor, Inc. (the
"Distributor"). The Fund's Independent Trustees are David Downes, Matthew Fink,
Phillip Griffiths, Mary Miller, Joel Motley, Russell Reynolds, Mary Ann Tynan,
Joseph Wikler, Peter Wold and Brian Wruble. The Fund's Interested Trustee is
John Murphy. The Independent Trustees and the Interested Trustee together form the "Board of Trustees". The address for each Trustee, except Mr. Murphy, is
6803 S. Tucson Way, Centennial, Colorado 80112-3924. The address for Mr. Murphy is Two World Financial Center, 225 Liberty Street, New York, New York
10281-1008.

ITEM 4:         TERMS OF THE REPURCHASE OFFER

It is not anticipated that the Repurchase Offer will be extended. Other information required by Item 4 is incorporated by reference to the Repurchase
Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit
(a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:         PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Not Applicable.

ITEM 6:         PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND
                ITS AFFILIATES

The securities acquired in the transaction will be retired. Other information required by Item 6 is incorporated by reference to the Repurchase Offer Notice
(Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)),
which are attached as exhibits to this Schedule TO.

ITEM 7:         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The information required by Item 7 is incorporated by reference to the
Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form
(Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8:         INTEREST IN SECURITIES OF THE FUND

As of August 31, 2008, the Adviser is the beneficial owner of 305.779 shares
(0.15%) of the Fund. Other information required by Item 8 is incorporated by reference to the Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase
Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this
Schedule TO.

ITEM 9:         PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

ITEM 10:        FINANCIAL STATEMENTS

The following financial statements and information are incorporated by reference:

         The Fund's audited financial statements previously filed on EDGAR on
         Form N-CSR on June 4, 2008, and the semi-annual financial statements previously filed on EDGAR Form N-CSR on November 27, 2007 which the
         Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the Investment Company Act of 1940 and filed with the Securities and Exchange Commission pursuant to Rule 30e-1 under the Investment
         Company Act of 1940.

ITEM 11:        ADDITIONAL INFORMATION

(a)(1) None.
(a)(2) None.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.

(b) None.

ITEM 12:        EXHIBITS

(a)(1)(i) Cover Letter to Repurchase Offer.
(a)(1)(ii) Repurchase Offer Notice.
(a)(1)(iii) Repurchase Request Form.
(a)(1)(iv) Letter to Shareholders Regarding Acceptance of Tender of All Shares
Held by Shareholder.
(a)(1)(v) Letter to Shareholders Regarding Acceptance of Tender of a Portion of
Shares Held by Shareholder.
(a)(1)(vi) Promissory Note for Payment Regarding Acceptance of Tender of All
Shares Held by Shareholder.
(a)(1)(vii) Promissory Note for Payment regarding Acceptance of Tender of a
Portion of Shares Held by Shareholder.
(a)(2) Not applicable.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None.

(b) Not applicable.

(d) Not applicable.

(g) None.

(h) None.

ITEM 13:        INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       OFI Tremont Core Strategies Hedge Fund

                                       By:      /s/ Lisa I. Bloomberg
                                                -----------------------------------
                                                Name: Lisa I. Bloomberg
                                                Title:   Assistant Secretary

Date:    October 31, 2008

Exhibit (a)(1)(i)

                     OFI Tremont Core Strategies Hedge Fund
                      Corporate Center at Rye, Suite C-300
                            555 Theodore Fremd Avenue
                               Rye, New York 10580

October 31, 2008

Dear OFI Tremont Core Strategies Hedge Fund Shareholder:

OFI Tremont Core Strategies Hedge Fund is a closed-end, management investment company organized as a business trust in the Commonwealth of Massachusetts (the
"Fund"). This notice is to inform you about your Fund's offer to repurchase a portion of its outstanding shares of beneficial interest ("Shares") and to provide instructions to Shareholders who would like to tender some or all of their Shares for repurchase by the Fund. This Repurchase Offer is intended to provide liquidity to Shareholders since Shares of the Fund are not redeemable daily for cash nor are they traded on a stock exchange. You can offer some or all of your Shares for repurchase only during one of the Fund's Repurchase
Offers.

The Repurchase Offer period will begin on November 3, 2008 and end on December
1, 2008. If you wish to sell any of your Shares during this tender period, you can do so in one of the following ways:

1.       If your Shares are held in your own name (please refer to your account statement), you can complete the attached Repurchase Request Form and return it to Tremont Partners, Inc. by 12:00 Midnight, Eastern Time
         (ET), on December 1, 2008. The Fund currently does not charge a processing fee for handling repurchase requests.

2.       If your Shares are held for your retirement plan by your retirement plan trustee, your retirement plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.

Please refer to your Fund Prospectus and the enclosed Repurchase Offer Notice and Repurchase Request Form for more details. If you are not interested in selling any of your Shares at this time, you do not have to do anything and can disregard this notice. We will contact you prior to the next Repurchase Offer.

An Early Withdrawal Charge equal to 1.00% of the value of your Shares (or portion thereof) repurchased by the Fund will apply if the date as of which the
Shares are to be valued for purposes of repurchase is less than one year following the date of your initial investment in the Fund. If applicable, the
Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

---------------------------------------------------------------------------------------------------------------------------------------
All requests to have Shares repurchased must be received by Tremont Partners,
Inc. at its office in Rye, New York in good order no later than 12:00 Midnight
(ET), on December 1, 2008 (the Repurchase Request Deadline).
---------------------------------------------------------------------------------------------------------------------------------------

Please refer to the enclosed Repurchase Offer documents. If you have any questions, call your financial adviser or broker, or you can call Tremont
Partners, Inc. at 1.914.925.1183.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(ii)

---------------------------------------------------------------------------------------------------------------------------------------
                     OFI TREMONT CORE STRATEGIES HEDGE FUND
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
                              6803 SOUTH TUCSON WAY
---------------------------------------------------------------------------------------------------------------------------------------
                           CENTENNIAL, COLORADO 80112
                                 1.800.858.9826
---------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------------
                             REPURCHASE OFFER NOTICE
---------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------------
                OFFER TO REPURCHASE SHARES OF BENEFICIAL INTEREST

                                OCTOBER 31, 2008

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                    12:00 MIDNIGHT (ET), ON DECEMBER 1, 2008
                          UNLESS THE OFFER IS EXTENDED

To the Shareholders of OFI Tremont Core Strategies Hedge Fund:

OFI Tremont Core Strategies Hedge Fund, a closed-end, management investment company organized as a business trust in the Commonwealth of Massachusetts (the
"Fund"), is offering to repurchase up to fifty percent (50%) of the aggregate number of outstanding shares of beneficial interest of the Fund ("Shares") that are tendered by Shareholders and not withdrawn prior to 12:00 Midnight (ET), on
December 1, 2008, subject to any extensions of the offer to repurchase Shares
("Repurchase Offer"). The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder's Shares (or portion thereof being repurchased) determined as of December 31, 2008, or, if the
Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation Date"), and based on the net asset value of the Fund's assets as of that date, less an early withdrawal charge, if applicable. Shareholders may tender all, or a portion of, their Shares up to an amount such that they maintain the minimum required capital account balance of
$500,000 after the repurchase of Shares.

Investors should realize that the value of the Shares tendered in this
Repurchase Offer likely will change between August 31, 2008 (the last date for which the net asset value will have been calculated before the start of this offer), September 30, 2008, October 31, 2008, November 30, 2008, (the next dates for which net asset value will be calculated) and December 31, 2008, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares. Investors should also realize that although the Repurchase Offer expires at 12:00 Midnight (ET), on December
1, 2008, or, if the offer is extended, such time and dates as the Fund designates in an amended notice to Shareholders, they remain Shareholders in the
Fund until the Valuation Date. Any Shareholder who wishes to obtain the most recently calculated net asset value of their Shares should contact Tremont
Partners, Inc. at 1.914.925.1183 during regular business hours.

Neither the Fund nor its Board of Trustees makes any recommendation to any
Shareholder regarding whether to tender or refrain from participating in the
Repurchase Offer. Each Shareholder must make an independent decision whether to tender Shares and, if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Fund regarding whether Shareholders should tender pursuant to this Repurchase Offer.
No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund's Prospectus and Statement of
Additional Information. If given or made, any such recommendation and such information must not be relied upon as having been authorized by the Fund, its
Adviser, Distributor or Tremont Partners, Inc.

This transaction has not been approved or disapproved by the Securities and
Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the
Repurchase Offer may be directed to Tremont Partners, Inc., the Fund's
Sub-Adviser, at 1.914.925.1183.

                               SUMMARY TERM SHEET

o    OFI Tremont Core Strategies Hedge Fund (the "Fund") is offering to repurchase up to fifty percent (50%) of the aggregate number of outstanding shares of beneficial interest ("Shares") of the Fund. Subject to that limit, the Fund offers to repurchase Shares tendered by Shareholders and not withdrawn prior to 12:00 Midnight (ET) on December 1, 2008, subject to any extensions of the offer to repurchase Shares ("Repurchase Offer"). If the Repurchase Offer is over-subscribed, the Fund may repurchase only a pro rata portion of the shares tendered by each Shareholder. See Items 1 and 6 of the Repurchase Offer Notice under "Formal Notice of the Repurchase
     Offer".

o    The Repurchase Offer will remain open until 12:00 Midnight (ET), on
     December 1, 2008, or if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Shareholders
     ("Repurchase Request Deadline"). Net asset value (that is, the value of the
     Fund's assets minus its liabilities, multiplied by the proportionate shares in the Fund a shareholder desires to tender) will be calculated for this purpose as of December 31, 2008, or if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the
     "Valuation Date"). See Items 2 and 3 of the Repurchase Offer Notice.

o    Shareholders must determine whether to tender their Shares prior to the
     Repurchase Request Deadline. The net asset value at which the Fund will repurchase Shares will not be calculated until the Valuation Date. The net asset value can fluctuate and may fluctuate between the date you submit a
     Repurchase Request and the Valuation Date. The net asset value on the
     Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request Form. See Item 4 of the
     Repurchase Offer Notice.

o    If the Fund accepts the tender of a Shareholder's  Shares,  then the Fund
     will   give   the   Shareholder   either   cash  or  a   non-interest
     bearing, non-transferable  promissory note ("Promissory  Note") entitling the Shareholder to  receive  an  amount  equal to the net  asset  value of the  Shares  tendered determined  as of December  31, 2008.  Regardless  of whether the Fund elects to give cash or a Promissory Note, all shareholders will receive the same manner of consideration,  i.e., all receive cash or all receive a Promissory  Note, or all receive a combination thereof, in each case in equal proportion,  based upon the amount of Shares tendered by each Shareholder.  The Promissory Note will entitle the  Shareholder  to receive  an  initial  payment  in cash  and/or  marketable securities
     (where  determined  to be  necessary)  equal to at least  95% of the unaudited  net asset value of the Shares  tendered by the Shareholder that are accepted for purchase by the Fund (the "Initial  Payment") which will be paid to the  Shareholder  no later than 45 days after the Valuation Date or, if the Fund has requested  withdrawals of its capital from any hedge funds in which the Fund invests ("Hedge  Funds") in order to fund the purchase of Shares,  no later than ten  business  days after the Fund has received  at least 90% of the  aggregate amount  withdrawn from such Hedge
     Funds.  The Promissory  Note will also entitle the Shareholder to receive a contingent payment (the "Post Audit Payment") equal to the excess, if any, of (a) the net asset  value of the Shares  tendered  and purchased as of the Valuation Date, as it may be adjusted based upon the results of the next  annual  audit of the  Fund's  financial  statements,  over (b) the
     Initial  Payment.  The  Post  Audit  Payment  will be made  promptly  after the completion  of the Fund's annual audit for its fiscal year ending
     March 31, 2009 (which it expects will be completed 60 days after the fiscal year end). See Item 5 of the Repurchase Offer Notice.

o    An Early Withdrawal Charge equal to 1.00% of the value of Shares repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of your initial investment in the Fund. If applicable, the Early
     Withdrawal Charge will be deducted before payment of the proceeds of a repurchase. See Item 11 of the Repurchase Offer Notice.

o    Shareholders who tender part of their Shares must leave an amount equal to at least $500,000 (the "Required Minimum Balance") in the Fund. The Fund
     reserves the right to reduce the amount of Shares repurchased so that the
     Required Minimum Balance is maintained. See Item 7 of the Repurchase Offer
     Notice.

o    Following this summary is a formal notice of the Repurchase Offer. The
     Repurchase Offer remains open until 12:00 Midnight (ET), on December 1,
     2008. Until this time, Shareholders have the right to change their mind and may withdraw their Shares submitted for repurchase. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the
     Repurchase Request Deadline by following the tender procedures described herein. See Item 8 of the Repurchase Offer Notice.

o    Shareholders who would like the Fund to repurchase all or a portion of their Shares should complete, sign and send the Repurchase Request Form by regular mail, certified mail, courier or express mail to Tremont Partners,
     Inc., c/o OFI Tremont Core Strategies Hedge Fund, Corporate Center at Rye,
     Suite C-300, 555 Theodore Fremd Avenue, Rye, New York 10580, so long as it is received before 12:00 Midnight (ET), on December 1, 2008. See Item 2 of
     the Repurchase Offer Notice.

o    The value of Shares may change between November 3, 2008 and December 1,
     2008. The net asset value of the Shares is calculated by the Fund based on information that the Fund receives from the Fund's Sub-Adviser.
     Shareholders may obtain the net asset value of their Shares by contacting
     Tremont Partners, Inc. at 1.914.925.1183. See Items 3 and 4 of the
     Repurchase Offer Notice.

o    Shares  tendered  pursuant to the Repurchase  Offer may be withdrawn or a
     Shareholder  may change the amount of Shares tendered for repurchase at any time prior to 12:00  Midnight  (ET),  on  December  1, 2008.  The Fund may
     suspend or postpone this Repurchase  Offer only by a majority vote of the
     Board of Trustees (including a majority of the disinterested  Trustees).
     Please note that just as Shareholders have the right to withdraw their tendered Shares,  the Fund has the right to cancel,  amend,  suspend or postpone  this  Repurchase  Offer any time before 12:00 Midnight (ET), on
     December 1, 2008.  Also realize that although the tender offer expires at
     12:00 Midnight  (ET), on December 1, 2008,  Shareholders remain an investor in the Fund until December 31, 2008, when the net asset value of a
     Shareholder's  Shares  is  calculated  for  purposes  of  determining  the repurchase price of the Shares. See Item 8 of the Repurchase Offer Notice.

o    It is the responsibility of each Shareholder who elects to tender to confirm receipt of the repurchase request form with Tremont Partners, Inc.
     to assure good delivery. Please send the Repurchase Request Form to Tremont
     Partners, Inc. and not to your financial adviser.

                      FORMAL NOTICE OF THE REPURCHASE OFFER

1.   The Offer. The Fund is offering to repurchase up to fifty percent (50%) of the aggregate number of outstanding shares of beneficial interest of the
     Fund ("Shares") at a price equal to the respective net asset value ("NAV"
     or "Net Asset Value") as of 12:00 Midnight (ET) on the Valuation Date
     (defined below) upon the terms and conditions set forth in this Repurchase
     Offer Notice, the Fund's Prospectus, and the related Repurchase Request
     Form. Together, those documents constitute the "Repurchase Offer." The purpose of the Repurchase Offer is to provide liquidity to Shareholders of the Fund. The offer is not conditioned upon the tender for repurchase of any minimum amount of Shares. The Fund does not anticipate any extension of the Repurchase Offer.

     Shareholders may obtain the most recently calculated information regarding the Net Asset Value of their Shares by contacting Tremont Partners, Inc. at
     1.914.925.1183, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (ET). The value of the Shares tendered by Shareholders likely will change between August 31, 2008 (the last date for which Net Asset Value will have been calculated before the start of this offer), September 30, 2008, October 31, 2008, November 30,
     2008, (the next dates for which Net Asset Value will be calculated) and
     December 31, 2008 when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares.

     The repurchase of Shares pursuant to the Repurchase Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate Shares in the Fund of Shareholders who do not tender their
     Shares. A reduction in the net assets of the Fund could limit the Fund's access to certain investment opportunities, cause the Fund to sell assets it would not have sold otherwise (including public securities), or result in Shareholders who do not tender their Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. The effects of decreased Fund size and the increased proportionate Shares owned by Shareholders who do not tender may be reduced or eliminated to the extent that additional subscriptions for
     Shares are made from time to time.

2.   Repurchase Request Deadline - How to Submit Requests. All tenders of Shares for repurchase must be received in proper form (as specified in this
     Repurchase Offer) by Tremont Partners, Inc. at its office in Rye, New York on or before 12:00 Midnight (ET), on December 1, 2008. Repurchase Requests
     submitted to Tremont Partners, Inc. in writing must be sent to the address specified in the Repurchase Request Form. Shareholders wishing to confirm receipt of the Repurchase Request Form may contact Tremont Partners, Inc.
     at 1.914.925.1183 or at the address set forth in the Repurchase Request
     Form. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering his or her Shares, including, but not limited to, the failure of Tremont Partners, Inc. to receive the
     Repurchase Request Form or any other document.

3.   Valuation Date. Investors should realize that the value of the Shares tendered in this Offer likely will change between August 31, 2008 (the last date for which Net Asset Value will have been calculated before the start of this offer), September 30, 2008, October 31, 2008 and November 30, 2008,
     (the next dates for which Net Asset Value will be calculated) and December
     31, 2008 (the "Valuation Date"), when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares (unless the Repurchase Offer is extended, then as of a date designated by the Fund in an amended notice to Shareholders). The Fund's
     Net Asset Value per share as of the dates indicated below are:

                           January 2003                        $1,011
                           February 2003                       $1,016
                           March 2003                          $1,022
                           April 2003                          $1,037
                           May 2003                            $1,044
                           June 2003                           $1,048
                           July 2003                           $1,049
                           August 2003                         $1,048
                           September 2003                      $1,059
                           October 2003                        $1,058
                           November 2003                       $1,061
                           December 2003                       $1,022
                           January 2004                        $1,030
                           February 2004                       $1,034
                           March 2004                          $1,037
                           April 2004                          $1,032
                           May 2004                            $1,028
                           June 2004                           $1,029
                           July 2004                           $1,026
                           August 2004                         $1,023
                           September 2004                      $1,029
                           October 2004                        $1,035
                           November 2004                       $1,061
                           December 2004                       $1,012
                           January 2005                        $1,004
                           February 2005                       $1,017
                           March 2005                          $1,008
                           April 2005                            $985
                           May 2005                              $990
                           June 2005                           $1,002
                           July 2005                           $1,021
                           August 2005                         $1,028
                           September 2005                      $1,043
                           October 2005                        $1,018
                           November 2005                       $1,035
                           December 2005                       $1,030
                           January 2006                        $1,061
                           February 2006                       $1,065
                           March 2006                          $1,086
                           April 2006                          $1,111
                           May 2006                            $1,097
                           June 2006                           $1,088
                           July 2006                           $1,081
                           August 2006                         $1,085
                           September 2006                      $1,085
                           October 2006                        $1,100
                           November 2006                       $1,122
                           December 2006                         $931
                           January 2007                          $945
                           February 2007                         $952
                           March 2007                            $966
                           April 2007                            $978
                           May 2007                              $998
                           June 2007                           $1,003
                           July 2007                             $995
                           August 2007                           $975
                           September 2007                        $998
                           October 2007                        $1,030
                           November 2007                       $1,014
                           December 2007                         $874
                           January 2008                          $851
                           February 2008                         $863
                           March 2008                            $830
                           April 2008                            $838*
                           May 2008                              $852*
                           June 2008                             $847*
                           July 2008                             $825*
                           August 2008                           $811*

     *  The following NAVs are unaudited.

     As of the close of business on August 31, 2008, there were approximately
210,130.413 Shares outstanding of the Fund.

4.   Net Asset Value. You must determine whether to tender your Shares prior to the Repurchase Request Deadline, but the Net Asset Value at which the Fund will repurchase Shares will not be calculated until the Valuation Date. The
     Net Asset Value can fluctuate and may fluctuate between the date you submit your Repurchase Request and the Repurchase Request Deadline and the
     Valuation Date. The Net Asset Value on the Repurchase Request Deadline and
     the Valuation Date could be higher or lower than on the date you submit a
     Repurchase Request. Shareholders may obtain the most recently calculated information regarding the Net Asset Value of their Shares by contacting
     Tremont Partners, Inc. at 1.914.925.1183, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).

5.   Payment for  Repurchased  Shares.  If all Shares of a  Shareholder  are
     repurchased, the Shareholder will receive an initial payment equal to 95%
     of the estimated  value of the Shares and the balance due will be determined  and paid promptly  after  completion  of  the  Fund's  audit and  be  subject  to  audit adjustment.  The total  amount that a
     Shareholder  may expect to receive on the repurchase of the Shareholder's
     Shares (or portion thereof) will be the value of the Shareholder's  Shares
     (or portion thereof being  repurchased)  determined on the  Valuation  Date and based on the Net Asset Value of the Fund's assets as of that date, minus any Early Withdrawal Charge, if applicable. This amount will be subject  to  adjustment  upon  completion  of the  annual  audit of the
     Fund's financial  statements  for the fiscal year in which the repurchase is effected (which it is  expected  will be  completed  within 60 days after the end of each fiscal year).

     If the Fund accepts the tender of a Shareholder's Shares, then the Fund will give the Shareholder either cash or a non-interest bearing, non-transferable promissory note ("Promissory Note") entitling the
     Shareholder to receive an amount equal to the net asset value of the Shares tendered determined as of December 31, 2008. Regardless of whether the Fund elects to give cash or a Promissory Note, all shareholders will receive the same manner of consideration, i.e., all receive cash or all receive a
     Promissory Note, or all receive a combination thereof, in each case in equal proportion, based upon the amount of Shares tendered by each
     Shareholder. The Promissory Note will entitle the Shareholder to receive an initial payment in cash and/or marketable securities (where determined to be necessary) equal to at least 95% of the unaudited net asset value of the
     Shares tendered by the Shareholder that are accepted for purchase by the
     Fund (the "Initial Payment") which will be paid to the Shareholder no later than 45 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any hedge fund in which the Fund invests
     ("Hedge Fund") in order to fund the purchase of Shares, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from such Hedge Funds. The Promissory Note will also entitle the Shareholder to receive a contingent payment (the "Post Audit
     Payment") equal to the excess, if any, of (a) the net asset value of the
     Shares tendered and purchased as of the Valuation Date, as it may be adjusted based upon the results of the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Post Audit Payment will be made promptly after the completion of the Fund's annual audit for its fiscal year ending March 31, 2009 (which it expects will be completed
     60 days after the fiscal year end).

6.   Increase  in Amount of Shares  Repurchased;  Pro Rata  Repurchases.  If
     Shareholders  tender for  repurchase  more  outstanding  Shares than the
     Fund is offering  to  repurchase  during  the  offering  period, the Fund may, in the discretion  of the Board of Trustees (but is not  obligated to)
     increase  the outstanding  Shares  that the Fund is offering to purchase by up to two percent (2%) on the Repurchase Request Deadline.  If the outstanding Shares tendered for repurchase  exceed the amount that the Fund is offering to repurchase,  the Fund will  repurchase  only  a pro rata portion  of the  Shares  tendered  by  each Shareholder.  There can be no assurance that the Fund will be able to repurchase all the Shares that you tender even if you do not tender all the Shares that you own. In the event of an  oversubscribed  Repurchase  Offer, you may be unable to liquidate some or all of your Shares at Net Asset  Value.  You may have to wait until a subsequent  Repurchase Offer (if any) to tender the Shares that the Fund was unable to repurchase, and you would be  subject to the risk of Net
     Asset Value fluctuations during that time.

7.   Amount of Tender. Shareholders may tender all or a portion of their Shares.
     In addition, a Shareholder who tenders for repurchase only a portion of its
     Shares will be required to maintain a minimum account balance of $500,000 that is to be debited from the account of the Shareholder as of the date that the Fund values the Shares for repurchase. The Fund maintains the right to reduce the portion of Shares to be repurchased from a Shareholder so that the required minimum account balance is maintained. The Fund will promptly notify the Shareholder if the tender of a portion of the Shares for repurchase would reduce such Shareholder's account balance to less than
     $500,000.

     The Fund may redeem all or part of a Shareholder's Shares if, among other reasons, ownership of Shares by a Shareholder or other person will cause the Fund to be in violation of certain laws, continued ownership of Shares may adversely affect the Fund, any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true, or the Adviser otherwise determines that it would be in the best interest of the Fund to do so. The
     Fund reserves the right to reduce that portion of the Shares to be purchased from a Shareholder to maintain the Shareholder's account balance at $500,000 if a Shareholder tenders a portion of his Shares and the repurchase of that portion would cause the Shareholder's account balance to fall below this required minimum.

8.   Withdrawal of Tender of Shares for Repurchase.  Shares tendered pursuant to the  Repurchase  Offer may be withdrawn or the amount of Shares  tendered for Repurchase  may be changed at any time prior to 12:00 Midnight (ET), on
     December 1, 2008 (the "Repurchase Request  Deadline").  You must send a written notice to Tremont Partners,  Inc. at the address specified in the
     Repurchase Request Form, and  Tremont  Partners,  Inc.  must  receive  it before the  Repurchase  Request Deadline.  All questions as to the form and validity (including time of receipt) of a  notice  of  withdrawal  will  be determined by the Fund,  in  its  sole discretion, and such determination shall be final and binding.  Shares properly withdrawn  shall not thereafter be deemed to be tendered  for  purposes of the Repurchase  Offer.  However, withdrawn  Shares may be re-tendered  prior to the Repurchase  Request
     Deadline by following the procedures  described  herein.  In addition,
     Shares tendered  pursuant to the Repurchase Offer may be withdrawn if not yet accepted for payment  after the  expiration of 40 business days from the commencement of the Repurchase Offer.

9.   Suspension, Postponement or Cancellation of Repurchase Offer. The Board of
     Trustees of the Fund may suspend or postpone this Repurchase Offer only by a majority vote of the Trustees (including a majority of the disinterested
     Trustees) and only:

     (A)  for any period during which The New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

     (B)  for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the
          Fund fairly to determine the value of its net assets; or

     (C)  for such other periods as the Securities and Exchange Commission or other government authority may order for the protection of
          Shareholders of the Fund.

     The Board of Trustees of the Fund may cancel this Repurchase Offer only by a majority vote of the Trustees (including a majority of the disinterested
     Trustees) and only if it is no longer in the Fund's best interest for the
     Repurchase Offer to occur at this time.

10.  Tax Consequences. A tender of Shares pursuant to the Repurchase Offer will be treated as a taxable sale of the Shares if the tender (i) completely terminates the Shareholder's interest in the Fund, (ii) is treated under the Internal Revenue Code as a distribution that is "substantially disproportionate" or (iii) is treated under the Internal Revenue Code as a distribution that is "not essentially equivalent to a dividend". A
     "substantially disproportionate" distribution generally requires a reduction of at least 20% in the Shareholder's proportionate interest in the Fund after all Shares are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction"
     in the Shareholder's interest, which should be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate interest. The Fund intends to take the position that tendering Shareholders will qualify for sale treatment. If the transaction is treated as a sale for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by
     Shareholders who hold their Shares as a capital asset and as a long-term capital gain or loss if such Shares have been held for more than twelve months. If the transaction is not treated as a sale, the amount received upon a sale of Shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the Shareholder's basis in the Shares. In addition, if any amounts received are treated as a dividend to tendering Shareholders, a constructive dividend may be received by non-tendering Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

     Shareholders should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of a repurchase of their Shares. Special tax rules apply to Shares repurchased from retirement plan accounts.

11.  Early Withdrawal Charges. The Fund does not charge a special handling or processing fee for repurchases. However, if you tender for repurchase
     Shares that are subject to Early Withdrawal Charges as described in the
     Fund's Prospectus, and if those Shares are repurchased by the Fund, the applicable Early Withdrawal Charge will be deducted from the proceeds of the repurchase of your Shares. If you ask the Fund to repurchase a specific dollar amount of your Shares, and if the Shares are subject to Early
     Withdrawal Charges, then (assuming your request is not subject to pro-ration) the Fund will repurchase an amount sufficient to pay the net proceeds you have requested and enough additional Shares to pay the applicable Early Withdrawal Charge.

12.  Proper Form of Repurchase Request Documents. All questions as to the validity, form, eligibility (including, for example, the time of receipt)
     and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The
     Fund reserves the right to reject any and all tenders of repurchase requests for Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the
     Fund, paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholders. The Fund's interpretations of the terms and conditions of this Repurchase Offer shall be final and binding.
     Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Fund shall determine.
     Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

     Neither the Fund, Tremont Partners, Inc. (the Fund's Sub-Adviser),
     OppenheimerFunds, Inc. (the Fund's Adviser), nor OppenheimerFunds
     Distributor, Inc. (the Fund's Distributor), nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

13.  Certain Other Information About the Fund. The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares from time to time in the discretion of the Fund)
     or the disposition of Shares, other than as disclosed in the Prospectus;
     (b) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (c) any change in the identity of the
     Sub-Adviser, Adviser or Trustees of the Fund, or in the management of the
     Fund including, but not limited to, any plans or proposals to change the number or term of the Trustees of the Fund, to fill any existing vacancy for a Trustee of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (d) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the repurchase price for Shares acquired pursuant to this Repurchase Offer or in connection with the ordinary portfolio transactions of the Fund); (e) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940; or (f) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person.

     During the past 60 days, other than the acceptance of purchases for Shares in September 2008 and October 2008, no transactions involving the Shares were effected by the Fund, the Sub-Adviser, Adviser or Trustees of the
     Fund, or any person controlling either the Fund or the Sub-Adviser, Adviser or any Trustees of the Fund.

14.  Miscellaneous. The Repurchase Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Repurchase
     Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund reserves the right to exclude
     Shareholders from the Repurchase Offer in any jurisdiction in which it is asserted that the Repurchase Offer cannot lawfully be made. The Fund believes that such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer.

Neither the Fund nor its Board of Trustees makes any recommendation to any
Shareholder regarding whether to tender or refrain from participating in the
Repurchase Offer. Each Shareholder must make an independent decision whether to tender Shares and, if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Fund regarding whether Shareholders should tender pursuant to this Repurchase Offer.
No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund's Prospectus and Statement of
Additional Information. If given or made, any such recommendation and such information must not be relied upon as having been authorized by the Fund, its
Adviser, Distributor or Tremont Partners, Inc.

This transaction has not been approved or disapproved by the Securities and
Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

For the Fund's current Net Asset Value and other information about this
Repurchase Offer, or for a copy of the Fund's Prospectus, call Tremont Partners,
Inc. at 1.914.925.1183 or contact your financial adviser.

Dated:  October 31, 2008

Tremont Partners, Inc.

Exhibit (a)(1)(iii)

                             REPURCHASE REQUEST FORM

---------------------------------------------------------------------------------------------------------------------------------------
                     OFI TREMONT CORE STRATEGIES HEDGE FUND
---------------------------------------------------------------------------------------------------------------------------------------
                             REPURCHASE REQUEST FORM

To OFI Tremont Core Strategies Hedge Fund

Please repurchase the Shares of OFI Tremont Core Strategies Hedge Fund
designated below on the Valuation Date that applies to this Repurchase Offer which expires on December 1, 2008. I understand that if my repurchased Shares are subject to an Early Withdrawal Charge, that charge will be deducted from the proceeds of my repurchased Shares.

------------------------------------------------- --------------------------------------------------------------------

Name(s) of Registered Shareholders: (Please fill in EXACTLY as listed on your
Fund statement):
------------------------------------------------- --------------------------------------------------------------------
------------------------------------------------- --------------------------------------------------------------------
Your Daytime Telephone Number:            Area Code: (         ) Telephone No.:
------------------------------------------------- --------------------------------------------------------------------

Shares Tendered for Repurchase:
(Please fill in ALL applicable information):
-------- -------------------- ----------------------------------------------------------------------------------------
|_|      Full Tender          Please tender all of my Shares.
-------- -------------------- ----------------------------------------------------------------------------------------
-------- -------------------- ----------------------------------------------------------------------------------------
|_|      Partial Tender       Please tender all but $___________________ of my
                              Shares (Please note: A $500,000 minimum balance
                              must be retained.)
-------- -------------------- ----------------------------------------------------------------------------------------
-------- -------------------- ----------------------------------------------------------------------------------------
                              Please repurchase enough of my Shares so that I
                              will receive $___________________. (If an Early
                              Withdrawal Charge applies, enough of my Shares
                              will be repurchased,
|_|      Dollar Amount        subject to pro-ration, to provide the net proceeds
                              requested. Please note: A $500,000 minimum account
                              balance must be retained.)
-------- -------------------- ----------------------------------------------------------------------------------------

Payment and Delivery Instructions:

The proceeds of repurchased Shares will be wired to you per the wire instructions that you provide below. Your signature(s) on this form must be guaranteed per the instructions on the following page. A confirming e-mail will be sent to you when the proceeds of the repurchased shares are wired.

Wiring Instructions:     Bank Name:    _________________________________________

                         ABA#:         _________________________________________

                         Account Name: _________________________________________

                         Account #:    _________________________________________

                         For Further Credit To: ________________________________

PLEASE ASSURE THAT YOU SIGN THIS FORM WHERE INDICATED!

Please sign below and note the following important points:

o Your signature(s) below MUST CORRESPOND EXACTLY with the names(s) in which your Shares are registered.
o If the Shares are held by two or more joint holders, ALL SHAREHOLDERS MUST
SIGN BELOW.
o If the Shares are held in a 403(b)(7) account, you must have the custodian submit the request on your behalf.
o If the Shares are held in the name of a trustee, executor, guardian, attorney-in-fact, corporation, partnership or other representative capacity, include the name of the owner, sign using your title and submit evidence of your authority in a form satisfactory to Tremont Partners, Inc.

ALL signatures must be guaranteed by one of the following: U.S. bank, trust company,  credit union or savings  association,  or by a foreign bank that has a
U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency.

Date:_______________________________                 Signatures(s) of owner(s)
                                              exactly as Shares are registered:

SIGNATURE(s) GUARANTEED BY:

------------------------------------                 -------------------------------------
(Signature) (Signature of Owner)

------------------------------------                 -------------------------------------
(Name) (Title) (Signature of Joint Owner)

If you have any questions about this form, call Tremont  Partners,  Inc. at
1.914.925.1183.

This form must be received by Tremont Partners, Inc. by 12:00 Midnight (ET)
December 1, 2008 (the Repurchase Request Deadline), if you want to sell some or all of your account of the OFI Tremont Core Strategies Hedge Fund. Repurchase
requests received by Tremont Partners, Inc. cannot be revoked after the repurchase request deadline.

     SEND THIS FORM BY OVERNIGHT COURIER, REGISTERED MAIL OR EXPRESS MAIL TO:
                               Tremont Partners, Inc.
                     c/o OFI Institutional Hedge Fund Series
                      Corporate Center at Rye, Suite C-300
                          555 Theodore Fremd Avenue
                             Rye, New York 10580
                          Attention: Amanda Morison

Neither the Fund nor its Board of Trustees makes any recommendation to any
Shareholder regarding whether to tender or refrain from participating in the
Repurchase Offer. Each Shareholder must make an independent decision whether to tender Shares and, if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Fund regarding whether Shareholders should tender pursuant to this Repurchase Offer.
No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund's Prospectus and Statement of
Additional Information. If given or made, any such recommendation and such information must not be relied upon as having been authorized by the Fund, its
Adviser, Distributor or Tremont Partners, Inc.

This transaction has not been approved or disapproved by the Securities and
Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Exhibit (a)(1)(iv)

LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF ALL SHARES HELD BY
SHAREHOLDER

Date: __________

Dear Shareholder:

OFI Tremont Core Strategies Hedge Fund (the "Fund") has received and accepted for purchase your tender of your Shares in the Fund.

Because you have tendered and the Fund has purchased your entire investment, your initial payment may take the form of a note (the "Note") entitling you to receive an initial payment of 95% of the estimated repurchase price based on the unaudited net asset value of the Fund as of December 31, 2008 (the "Valuation
Date"), after subtraction of any applicable charges, including a 1.00% Early
Withdrawal Charge that applies if the date as of which the Shares are to be valued for purposes of the repurchase is less than one year following the date of your initial investment in the Fund, in accordance with the terms of the
Repurchase Offer. You will receive an initial payment in this amount via wire or check, as per your instructions on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within forty-five
(45) days of the Valuation Date unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten (10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such
Hedge Funds.

The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you promptly after the completion of the Fund's March 31, 2009 fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount will be paid to you via wire, as per your instructions on your Repurchase Request Form. We expect the audit to be completed by the end of May 2009.

The Note is held by Tremont Partners, Inc. on your behalf for your safety and convenience. Once payment has been made to you in full under the terms of the
Note, the Note will be cancelled.

Should you have any questions, please call your financial adviser or broker, or you can call Tremont Partners, Inc. at 1.914.925.1183.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(v)

LETTER TO SHAREHOLDERS REGARDING ACCEPTANCE OF TENDER OF A PORTION OF SHARES
HELD BY SHAREHOLDER

Date: _____________

Dear Shareholder:

OFI Tremont Core Strategies Hedge Fund (the "Fund") has received and accepted for purchase your tender of a portion of your Shares in the Fund.

Because you have tendered and the Fund has purchased a portion of your investment, your initial payment may take the form of a note (the "Note")
entitling you to receive payment of 100% of the estimated repurchase price based on the unaudited net asset value of the Fund as of December 31, 2008 (the
"Valuation Date"), after subtraction of any applicable charges, including the
1.00% Early Withdrawal Charge that applies if the date as of which the Shares are to be valued for purposes of the repurchase is less than one year following the date of your initial investment in the Fund, in accordance with the terms of the Repurchase Offer. You will receive a payment in this amount via wire or check, as per your instructions on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within forty-five
(45) days of the Valuation Date unless the Fund has requested a withdrawal of its capital from any Hedge Funds in order to fund the repurchase of Shares, in which case payment will be made ten (10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such
Hedge Funds.

The Note is held by Tremont Partners, Inc. on your behalf for your safety and convenience. Once payment has been made to you in full under the terms of the
Note, the Note will be cancelled.

You remain a Shareholder of the Fund with respect to the portion of your Shares in the Fund that you did not tender.

Should you have any questions, please call your financial adviser or broker, or you can call Tremont Partners, Inc. at 1.914.925.1183.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(vi)

PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF ALL SHARES HELD
BY SHAREHOLDER

Pursuant to the Offer to Purchase (the "Repurchase Offer") up to fifty percent
(50%) of the Fund's aggregate outstanding shares of beneficial interest
("Shares") at a price equal to the net asset value on the Valuation Date upon the terms and conditions set forth in the Repurchase Offer, OFI Tremont Core
Strategies Hedge Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the estimated net asset value of the Shares tendered, determined as of the
Valuation Date in accordance with the asset valuation policy of the Fund.

This Note entitles the Payee to receive an initial payment, valued in accordance with the terms of the Repurchase Offer, equal to at least 95% of the estimated value of the Shares (the "Initial Payment") which will be paid to the payee in the form of a wire within forty-five (45) days after the Valuation Date, unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten
(10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Hedge Fund(s). An Early Withdrawal Charge of 1.00% of the value of Shares (or portion of Shares) repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of the Payee's initial investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

This Note also entitles the Payee to a contingent payment equal to the excess, if any, of (x) the net asset value of the Shares (or portion thereof)
repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective over (y) the Initial Payment. The contingent payment is payable promptly after the completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2009.

Both the initial and contingent payments hereunder shall be paid in cash, provided, however, that if the Fund's Board of Trustees determines that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse effect of the
Repurchase Offer on the remaining Shareholders of the Fund, then such payment shall be made by distributing such marketable securities, all as more fully described in the Repurchase Offer.

Both the initial and contingent payment of this Note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This Note may not be pledged, assigned or otherwise transferred by the Payee.

This Note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.
Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                        OFI Tremont Core Strategies Hedge Fund

                                        By: _______________________________

Exhibit (a)(1)(vii)

PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER OF A PORTION OF
SHARES HELD BY SHAREHOLDER

Pursuant to the Offer to Purchase (the "Repurchase Offer") up to fifty percent
(50%) of the Fund's aggregate outstanding shares of beneficial interest
("Shares") at a price equal to the net asset value on the Valuation Date upon the terms and conditions set forth in the Repurchase Offer, OFI Tremont Core
Strategies Hedge Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the estimated net asset value of the Shares tendered, determined as of the
Valuation Date in accordance with the asset valuation policy of the Fund.

This Note entitles the Payee to receive a payment, valued in accordance with the terms of the Repurchase Offer, equal to 100% of the estimated value of the
Shares which will be paid to the payee in the form of a check or wire within forty-five (45) days after the Valuation Date, unless the Fund has requested a withdrawal of its capital from any Hedge Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten (10) business days after the
Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Hedge Fund(s). An Early Withdrawal Charge of 1.00% of the value of
Shares (or portion of Shares) repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of the Payee's initial investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

The payment hereunder shall be paid in cash, provided, however, that if the
Fund's Board of Trustees determines that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining
Shareholders of the Fund, then such payment shall be made by distributing such marketable securities, all as more fully described in the Repurchase Offer.

The payment of this Note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This Note may not be pledged, assigned or otherwise transferred by the Payee.

This Note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                       OFI Tremont Core Strategies Hedge Fund

                                       By: _______________________________